As filed with the Securities and Exchange Commission on May 14, 2004

(File No. 333-__________)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

CYBERGUARD CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Florida (State or Other Jurisdiction of Incorporation or Organization)	65-0510339 (I.R.S. Employer Identification No.)

2000 West Commercial Boulevard, Suite 200
Fort Lauderdale, Florida 33309
(954) 958-3900
(Address, Including Zip Code, and
Telephone Number, including Area Code, of
Registrant’s Principal Executive Offices)	Adriana Kovalovska, Esq.
CyberGuard Corporation
2000 West Commercial
Boulevard, Suite 200
Fort Lauderdale, Florida 33309
(954) 958-3900
(Name, Address, Including Zip
Code, and Telephone Number,
Including Area Code, of Agent
For Service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	Per Share(1)	Offering Price	Registration Fee
Common Stock, $.01 par value per share	4,116,758	$9.89	$40,714,737	$5159

(1) Estimated solely for the purpose of calculating the registration fee. The proposed maximum offering price per share and the proposed maximum aggregate offering price are based on the average of the high and low sale prices on May 7, 2004, of the registrant’s common stock as reported on the NASDAQ National Market.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE. THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED MAY 14, 2004

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

CYBERGUARD CORPORATION

4,116,758 Shares of
Common Stock

     This prospectus relates to the proposed sale from time to time of up to an aggregate of 4,116,758 shares of common stock of CyberGuard Corporation, a Florida corporation, by the selling shareholders named under the caption “Selling Shareholders” in this prospectus and any amendment to this prospectus. The Selling Shareholders may sell the shares held for their own account or the shares may be sold by donees, transferees, pledgees or other successors in interest that receive such shares from a Selling Shareholder as a gift or other permissible transfer under the securities laws.

     The shares represent shares that were originally issued, or are to be issued, in connection with our acquisition of webwasher AG, a corporation organized under the laws of the Federal Republic of Germany. The shares are being offered pursuant to the Registration Rights Agreement between CyberGuard and the Selling Shareholders dated as of April 29, 2004.

     The Selling Shareholders may offer and sell common stock from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Selling Shareholders may sell all or a portion of the common stock in market transactions on the NASDAQ National Market; in privately negotiated transactions; through the writing of options; in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; through broker-dealers, which may act as agents or principals; directly to one or more purchasers; through agents; or in any combination of the above or by any other legally available means. The Selling Shareholders will receive all of the proceeds from the sale of the common stock. We will not receive any proceeds from any such sales. We are paying the expenses of this offering.

     This prospectus provides you with a general description of the securities to be issued. You should read this prospectus and any applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” before you invest.

     Our common stock is quoted on the NASDAQ National Market under the symbol “CGFW.” On May 7, 2004, the last reported sales price for our common stock on the NASDAQ National Market was $9.74 per share.

     INVESTING IN OUR SECURITIES INVOLVES SIGNIFICANT RISKS. YOU SHOULD CAREFULLY CONSIDER THE INFORMATION UNDER THE HEADING “RISK FACTORS” BEGINNING ON PAGE 3.

     Our principal executive offices are located at 2000 West Commercial Boulevard, Suite 200, Fort Lauderdale, Florida 33309, and our telephone number is (954) 958-3900.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is May 14, 2004

     You should rely only on information incorporated by reference or provided in this prospectus and any prospectus supplement. We have not authorized anyone else to provide you with different information.

     As used in this prospectus, unless the context requires otherwise, “we” or “CyberGuard” or the “Company” means CyberGuard Corporation, a Florida corporation.

-i-

RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY WHEN EVALUATING CYBERGUARD AND OUR BUSINESS BEFORE PURCHASING THE SECURITIES OFFERED IN THIS PROSPECTUS.

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our operations. If any of the following risks were to materialize, our business, financial condition or results of operations could be materially adversely affected. Were that to occur, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We have incurred significant losses in the past and we may not be able to sustain profitability in the future.

     During two of the past three years, we incurred net losses. As of March 31, 2004, we had an accumulated deficit of approximately
$79 million. Moreover, we currently expect to increase our operating expenses in connection with:

•	Expanding into new geographical markets

•	Expanding into new product markets

•	Continuing to develop our technology

•	Hiring additional personnel

•	Upgrading our information and internal control systems

     We have difficulty predicting our future operating results or profitability due to volatility in the general economic conditions in the internet security market. The overall weakness in the general economy and volatility in demand for our security products are two of the many factors underlying our inability to predict our revenues for a given period. We base our spending levels for product development, sales and marketing, and other operating expenses largely on expected future revenues. A large portion of our expenses are fixed for a particular quarter or a year, and therefore we may be unable to decrease our spending in time to compensate for any unexpected quarterly or annual shortfalls in revenues. As a result, any shortfall in revenue could cause our earnings to decrease or our losses to increase.

We may need to decrease the price of our products, which may reduce our revenues and our ability to generate income.

     Average selling prices of our products may decrease, which may reduce our gross margins. The average selling prices for our products may decline as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for long-term purchase commitments. The pricing of products depends on specific features and functions of the product, purchase volumes and the level of sales and services support. We expect competition to increase in the future. As we experience pricing pressure, we anticipate that the average selling price and gross margin per product will decrease over product lifecycles. We cannot assure you that we will be successful in developing and introducing on a timely basis new products with enhanced features, or that these products, if introduced, will enable us to maintain our average selling price and gross margins at current levels. Our gross margin has been and will continue to be affected by a variety of factors, including competition, the mix in average selling price of products, new product introductions, enhancements and the cost of components and manufacturing labor. We must manage each of these factors competitively for our gross margins to remain at their current levels.

We rely on one primary manufacturer and assembly house. The loss of this relationship could result in our being unable to deliver products for an extended period of time.

     We outsource most of our hardware manufacturing and assembly primarily to one third-party manufacturer and assembly house, Omni Tech Corporation, and we do not have a long term manufacturing contract with this company. We have only recently established arrangements with an alternative manufacturer and assembly house, and we may not be able to meet the demands for our products if we were to lose our relationship with our primary manufacturer and assembly house. Our operations could be disrupted for an extended period of time if we have to switch to a replacement vendor. A prolonged interruption in our hardware supply could result in a loss of customer orders and revenue and diminish the reputation of our brands.

We may overestimate or underestimate our required inventories, which may result in either excess costs or our inability to deliver products on a timely basis.

     We provide forecasts of our demand to our primary contract manufacturer up to three months prior to scheduled delivery of product to our customers. If we overestimate our requirements, our primary contract manufacturer may have excess inventory which would increase our cost. If we underestimate our requirements, our primary contract manufacturer may have an inadequate component inventory, which could interrupt manufacturing of our products and result in delayed shipments and reduced revenues. In addition, lead times for materials and components that we order vary significantly and depend on the specific supplier, contract terms, and demand for each component at a given time and other factors. We may also experience shortages of components from time to time, which also could delay the manufacturing of our products. If we are unable to meet our future capital requirements, our business would be harmed.

We may need to raise additional capital to finance our operations or future growth, and this capital may not be available to us.

     Our future revenue may be insufficient to support the expense of our operations and the expansion of our business. As a result, we may seek additional funding through:

•	Public or private equity financing

•	Public or private debt financing

•	Capital lease transactions.

     We believe that our cash on hand, cash equivalents and net working capital will be sufficient to meet our capital requirements for at least the next twelve months. However, our capital requirements will depend on several factors, including:

•	The rate of market acceptance of products and services.

•	Our ability to expand our customer base.

•	The growth of our sales & marketing capabilities.

•	The cost of any acquisitions we may complete.

     We may decide at any time to raise additional capital to take advantage of available strategic opportunities or attractive financing terms. If we issue equity securities, shareholders may experience dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise any required additional funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could have a material adverse effect on our ability to continue operating our business.

Our operating results fluctuate and can fall below expectations of analysts and investors, resulting in a decline of our stock price.

     We base our spending levels for product development, sales and marketing and other operating expenses largely on our expected future revenues. Because our expenses are largely fixed for a particular quarter or year we may be unable to adjust our spending in time to compensate for any unexpected quarterly or annual shortfall in revenues. A failure to adjust our spending in time also could cause operating results to fall below the expectations of our investors and analysts and result in a decline in our stock price.

Because many potential customers remain unaware of the need for internet security or may perceive it as costly and difficult to implement, our products and services may not achieve market acceptance.

     We believe that many potential customers are not fully aware of the need for internet security products and services. Historically, only enterprises having substantial resources have developed or purchased internet security solutions. Also, there is a perception that internet security is costly and difficult to implement. We will therefore not succeed unless the market understands the need for internet security and we can convince our potential customers of our ability to provide this security in a cost effective manner. Although we have spent and will continue to spend considerable resources educating potential customers about the need for internet security and the benefits of our products and services, our efforts may be unsuccessful.

Seasonality and concentration of revenues at the end of the quarter could cause our revenues to fall below the expectation of analysts and investors, resulting in a decline of our stock price.

     The growth rate of our domestic and international sales has been and may continue to be slower in the summer months, when businesses often defer purchasing decisions. Also, as a result of customer buying patterns and the efforts of our sales force to meet or exceed quarterly and year-end quotas, historically we have earned a substantial portion of a quarter’s revenue during its last month and more recently in the latter half of the last month. If expected revenues at the end of any quarter are delayed, our revenues for that quarter could fall below the expectations of the analysts and investors.

If third party channel partners fail to perform, our ability to sell our products and services will be limited.

     We expect to sell most of our products and services through our channel network partners and we expect our success to depend in large part on their performance. Some of our channel partners have the ability to sell products and services that are competitive with ours, to devote more resources to those competitive products than we devote to ours and to cease selling our products and services all together. If our third party channel partners fail to perform, our ability to expand our business and increase sales will be limited.

The market for internet security products and services is highly competitive and we may not have the resources to compete effectively.

     The market for internet security products is intensely competitive and we expect competition to intensify in the future. An increase in competitive pressures in our market or failure to compete effectively may result in price reduction, reduced gross margin and loss of market share. Currently the primary competitors in our industry include CISCO Systems, Inc., Checkpoint Software Technologies, Ltd., Secure Computing Corporation and Netscreen Technologies. Other competitors offering security products include hardware and software vendors, such as Lucent Technologies, Inc. and Network Associates Inc., operating systems vendors, such as Microsoft Corporation, Novell and Sun Microsystems Inc. and a number of smaller companies. Many of our competitors have longer operating histories, greater name recognition and larger customer bases and significantly greater financial, technical, marketing and other resources than we do.

     In addition, our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources. As a result they may be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sales of their products and services, initiate or withstand substantial price competition, take advantage of acquisitions or other opportunities more readily or develop and expand their product and services offerings more quickly. In addition, our competitors may bundle products competitive with ours along with other products that they may sell to our current or potential customers. These customers may accept these bundled products rather than separately purchase our products.

Our failure to address strain on our resources caused by growth will result in our inability to effectively manage our business.

     Our current systems, management and resources will be inadequate if we begin to grow at a significant rate. A rapid expansion of our business will place a significant strain on our administrative, operational and financial resources and will result in increasing responsibilities of our management personnel. We will be unable to effectively manage our business if we are unable to timely and successfully alleviate the strain on our business caused by rapid growth.

We may be unable to adequately expand our operational systems to accommodate growth, which can harm our ability to deliver our products and services.

     Our operational systems have not been tested at customer volumes that may be required in the future. We may encounter performance difficulty when operating with a substantially greater number of customers. An inability to add additional operating systems and personnel to handle increased demands may cause unanticipated disruptions in our current process, slower response times and poor customer service, including problems filling customer orders.

Rapid changes in technology and industry standards could render our products and services unmarketable or obsolete and we may be unable to introduce new products and services timely and successfully.

     To succeed we must continually change and improve our products in response to rapid technological developments and changes in operating systems, internet access and communications,

application and network software, computer and communication hardware, programming tools, computer language technology and hacker techniques. We may be unable to successfully and timely develop these new products and services or achieve and maintain market acceptance. The development of new, technologically advanced products and services is a complex and uncertain process requiring innovation and the ability to anticipate technological and market trends. Because internet security technology is complex it can require long development and testing periods. Releasing new products and services prematurely may result in quality problems, and releasing them late may result in loss of customer confidence and market share. In the past we have on occasion experienced delays in the scheduled introduction of new and enhanced products and services, and we may experience delays in the future. When we do introduce new or enhanced products and services, we may be unable to manage the transition from the older products and services to minimize disruptions to the customers’ ordering patterns, avoid excess inventory of older products and deliver enough products and services to meet customer demand.

We may be required to defend lawsuits or pay damages in connection with the alleged or actual failure of our products and services.

     Because our products provide internet security and may protect valuable information, we may face claims for product liability, tort or breach of warranty relating to our products and services. Anyone that circumvents our products’ security measures could misappropriate the confidential information or other property of end-users using our products and services or interrupt their operations. If that happens, affected end-users or channel partners may sue us. In addition, we may face breaches caused by faulty installations and implementations of our products by end-users or channel partners. Although we attempt to reduce the risk of loss from claims through contractual or warranty disclaimers and liability limitation provisions, these provisions may be unenforceable. Some courts, for example, have found contractual limitations of liability in standard software licenses to be unenforceable because the licensee does not sign them. Defending a suit regardless of its merit could be costly and could divert management’s attention. Although we currently maintain business liability insurance, this coverage may be inadequate or be unavailable in the future on acceptable terms, if at all.

A breach in security could harm public perception of our products.

     We will not succeed unless the market place is confident that we provide effective internet security protection. Even networks protected by our products may be vulnerable to electronic break-ins and computer viruses. If an actual or perceived breach of internet security occurs in an end-user system, regardless of whether the breach is attributable to us, the market perception of the efficiency of our products and services could be harmed. This could cause us or our channel partners to lose current and potential customers or cause us to lose potential channel partners. Because the technology used by computer hackers to access or sabotage networks changes frequently and generally is not recognized until launched against the target, we may be unable to anticipate these techniques.

If we are unable to prevent attacks on our internal network security system by computer hackers, public perception of our products and services will be harmed.

     Because we provide internet security, we are a significant target of computer hackers. We have experienced attacks by computer hackers in the past and expect the attacks to continue. If attacks on our internal network systems are successful, public perceptions of our products and services will be harmed.

We may be unable to deliver our products and services if we cannot continue to license third party technology that is important for the functionality of our products.

     Our success will depend in part on our continued ability to license technology that is important for the functionality of our products. We depend on our third party licenses to deliver reliable quality, high quality products, develop new products on a timely and cost effective basis and respond to evolving technology and changes in the industry standards. We also depend on the continued compatibility of third party software with future versions of our product. A significant interruption in the supply of third party technology could delay our development and sales until we can find, license and integrate equivalent technology. This could damage our brand and result in loss of current and potential customers. Although we believe we can find other sources for the technology we license, alternative technology may be unavailable on acceptable terms, if at all.

We will be unable to deliver our products and services if component manufacturers fail to supply component parts with acceptable quality, quantity and cost.

     We obtain the component parts for our hardware from a variety of manufacturers. While our component vendors have produced parts for us in acceptable quantities and with acceptable quality and cost in the past, they may be unable to do so in the future. Companies in the electronic industry regularly experience lower than required component allocations and this industry is subject to frequent component shortfalls. Although we believe we can find additional or replacement sources for our hardware components, our operation could be disrupted if we have to add or switch to a replacement vendor or if our components supply is interrupted for an extended period. This could result in a loss of customer orders and revenue.

Declines in demand for our products and services would cause our revenues and profitability to decrease.

     If overall market demand for computers, servers and other computing devices declines significantly, and consumer and corporate spending for such products declines, our revenue growth will be adversely affected. Additionally, the Company’s revenues would be unfavorably impacted if customers reduce their purchases of new software products or upgrades to existing products if such new offerings are not perceived to add significant new functionality or other value to prospective purchasers.

     A reduction in the growth of internet usage and a softening demand for our products and services caused by the ongoing economic downturn may result in decreased revenue, earnings or growth rates and problems with our ability to manage inventory levels and realize customer receivables.

     We depend on the government, telecommunications, financial services, computing and manufacturing industries for a significant portion of our revenues. Significant reduction in technology capital spending in these industries caused by adverse economic conditions may continue to result in decreased revenues and earnings. Our revenues are dependent on the level of technology capital spending in the United States and international economies. A number of companies announced significant reductions and deferrals in capital spending. If capital spending continues to decline in these industries over an extended period of time, we may have difficulty increasing our revenues.

Our failure to effectively develop new products could harm our ability to generate revenues in the future.

     The development of software products is a complex and time-consuming process. New products and enhancements to existing products can require long development and testing periods. Significant delays in new product releases or significant problems in creating new products could negatively impact our ability to market and sell our products in the future.

If we do not retain our key employees, our ability to execute our business strategies and provide our products and services will be impaired.

     Our future success will depend on the efforts and ability of our senior management and our key development, technical, operation, information systems, customer support, and sales and marketing personnel, and on our ability to retain them. These employees are not obligated to continue their employment with us and may leave us at any time. The loss of key employees would impair our ability to develop competitive products and provide appropriate levels of service to our customers.

If we do not extend our international operations, the growth of our business will be limited.

     Our ability to grow depends in part on the expansion of our international sales and operations, which we expect to continue to account for a significant portion of our revenues. Sales to customers outside the United States accounted for approximately 51% of our revenues in fiscal year 2001, 58% in fiscal year 2002 and 50% in fiscal year 2003 and 49% in the nine month period ended March 31, 2004. The failure of our channel partners to sell our products internationally will limit our ability to increase our revenues.

Our international operations result in export and currency risks, which may make our operations less profitable.

     Our international sales are subject to the risks inherent in international business activity, including:

•	Cost of customizing products for foreign countries.

•	Export and import restrictions, including those affecting encryption commodities and software.

•	Difficulties in acquiring and authenticating customers’ information.

•	Reduced protection of intellectual property rights and increased liability exposure.

•	Regional economic and political conditions.

     A significant portion of our international sales currently are U.S. dollar denominated. As a result, an increase in the value of the U.S. dollar relative to foreign currencies may make our products less competitive in the international markets.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

     Despite our efforts to protect our proprietary rights, unauthorized parties may misappropriate or infringe on our trade secrets, copyrights, trademarks, service marks and similar proprietary rights. We face additional risk when conducting business in countries which have poorly developed or inadequately enforced intellectual property laws. While we are unable to determine the extent to which piracy of our software products exists we expect piracy to be a continuing concern, particularly in international markets and as a result of the growing use of the internet.

Intellectual property claims and litigation could subject us to significant liabilities for damages and invalidation of our proprietary rights.

     In the future we may have to resort to litigation to protect our intellectual property rights to protect our trade secrets or to develop the validity and scope of our proprietary rights. Any litigation, regardless of its success, would be costly and require significant time and attention of our key management and technical personnel. The litigation could also force us to:

•	Stop or delay selling, incorporating or using products that incorporate the challenged intellectual property;

•	Pay damages;

•	Enter into licensing or royalty agreements, which may be unavailable under acceptable terms;

•	Redesign products and services that incorporate infringing technology.

     We may face infringement claims from third parties in the future. The software industry has seen frequent litigation over intellectual property rights, and we expect that participants in the internet security industry will be increasingly subject to infringement claims as the number of products, services, and competitors grow and functionality of the products and services overlap. We cannot assure you that the steps taken by us will be adequate to deter misappropriation of our proprietary rights or that third parties will not independently develop substantially similar products, services and technology. Furthermore, there can be no assurance that our products will not infringe upon the intellectual property rights of third parties. We may not be able to avoid infringement of third party intellectual property rights and may have to obtain a license, defend an infringement action, or challenge the validity of the intellectual property rights in court. Failure to obtain or maintain intellectual property rights in our products, for any reason, could have a material adverse effect on us.

Undetected product errors or defects could result in loss of revenues, market acceptance and claims against us.

     Our products and services may contain undetected errors or defects, especially when first released. Despite extensive testing, some errors are discovered only after a product has been installed and used by customers. Any errors discovered after commercial release could result in loss of revenue or claims against us or our channel partners.

We are subject to shareholder litigation claims that could result in large payments by us, which would reduce our earnings or increase our losses.

     We are currently defending a class action lawsuit relating to a restatement of our financial results. We have entered into a Memorandum of Understanding relating to the settlement of this lawsuit, which resulted in our incurring a charge of $4.3 million in the fourth quarter of our 2003 fiscal year. The terms of the settlement are subject to approval by the court, and there can be no assurance that the court will approve this proposed settlement of the lawsuit. If the court does not approve the settlement, there can be no assurance that we will ultimately be successful in defending the lawsuit, or that if we are unsuccessful, that there will be sufficient insurance coverage to cover any judgment rendered against us. We are unable to make any estimates regarding the potential liability related to this litigation if the court does not approve the proposed settlement.

Governmental controls over the export or import of encryption technology could cause us to lose sales.

     Any additional governmental regulations of imports or exports, or failure to obtain required approval for our encryption technologies could adversely affect our international and domestic sales. The United States and various other countries have imposed controls, export license requirements and restrictions on the import or export of some technologies, especially encryption technology. In addition, from time to time governmental agencies have proposed additional regulation over encryption technology, including, for example, requiring the escrow and governmental recovery of private encryption keys. Additional regulation of encryption technology could delay or prevent the acceptance and use of encryption products in public networks for secure communications. This in turn could result in decreased demand for our products and services. In addition, some foreign competitors are subject to less stringent controls on exporting their encryption technologies. As a result, they may be able to compete more effectively than we can in the U.S. and international security markets.

One of our shareholders owns a significant percentage of our outstanding common stock and may be able to control the outcome of shareholder votes.

     Richard Scott, one of the former principals of Fernwood Partners II, LLC, and a former member of our Board of Directors, beneficially owns, directly or indirectly, 8,203,647 shares of our common stock as of March 18, 2003, or approximately 38.1% of our common stock outstanding. Accordingly, Mr. Scott may be able control the outcome of certain shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our Articles of Incorporation, and the approval of mergers and other significant corporate transactions. This level of concentrated ownership by one person may have the effect of delaying or preventing a change in the management or voting control of CyberGuard.

Our Articles of Incorporation and Florida law contain provisions that could discourage third parties from acquiring us or limit the price that they would be willing to pay for our stock.

     Certain provisions of our Articles of Incorporation, or Articles, and Bylaws, as well as the Florida Business Corporation Act, may have an anti-takeover effect and may discourage, delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by the shareholders. Certain of such provisions allow our board of directors to authorize the issuance of preferred stock with rights superior to those of the common stock.

Regulatory changes affecting our industry and future changes to generally accepted accounting principles may negatively impact our ability to operate our business.

     The internet security industry is subject to a wide range of regulations in the markets and countries in which we currently operate or may wish to operate in the future. In addition, new products and services may involve entering different or newly regulated areas. Changes in these environments may impact our business and could affect our ability to operate in certain markets or certain regions from time to time.

     Revisions to generally accepted accounting principles or related rules of the Securities and Exchange Commission will require us to review our accounting and financial reporting procedures in order to ensure continued compliance. From time to time, such changes have an impact on our accounting and financial reporting, and these changes may impact market perception of our financial condition. Additionally, recently adopted or new legislation or regulations, including compliance with Section 404 of the Sarbanes-Oxley Act of 2002, may lead to an increase in our costs related to audits in particular and regulatory compliance generally. A failure to comply with these new laws and regulations could materially harm our business.

Successful integration of Recent Acquisitions may not be achieved.

     We have recently completed several significant acquisitions. The acquisitions involve the integration of companies that have previously operated independently. We undertook the acquisitions with the expectation that they will result in benefits to CyberGuard. There can be no assurance, however, that we will not encounter difficulties in integrating the operations of these acquired companies with those of CyberGuard or that the expected benefits from such integration will be realized. If we are not able to integrate their operations, personnel and technology in a timely and efficient manner, then the benefits of the acquisitions may not be achieved. Furthermore, any delays or unexpected costs incurred in connection with such integration could have a material adverse effect on our business, operating results or financial condition. Particularly, if the operations, managements and personnel of the acquired companies are not compatible with CyberGuard, if we experience the loss of key personnel, or if the management effort devoted to the integration of the companies diverts management resources from other operational activities, our business may be adversely affected.

Risks Related to This Offering

The stock prices of technology companies like ours are highly volatile and could drop unexpectedly.

     The public markets have experienced volatility that has particularly affected the market prices of securities of many technology companies for reasons that have often been unrelated to operating results. During the course of the preceding twelve months ended March 31, 2004 the closing price of our common stock ranged from $5.72 to $11.96 per share. This volatility may adversely affect the market price of our common stock and our visibility and credibility in the markets.

Future sales of our common stock held by existing shareholders, including the shares being offered under this prospectus, could adversely affect our stock price.

     The market price for our common stock could fall substantially if our shareholders sell large amounts of our common stock in the public market following this offering. These sales, or the possibility that these sales may occur, could also make it more difficult for us to sell equity or equity-related securities if we need to do so in the future to address then-existing financing needs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus (including the information incorporated by reference) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as “anticipates”, “believes”, “expects”, “estimates”, “intends”, “plans”, “seeks”, “could”, “may”, “should”, “will” or the negative version of those words or other comparable terminology.

     All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Actual results could differ materially from those contained in or implied by such forward-looking statements based upon a variety of factors including:

•	the fact that we may be unable to establish or sustain profitability;

•	a possible decrease in the price of our products;

•	loss of our relationships with manufacturers;

•	loss of license to third party technology

•	lack of availability of additional capital

•	maintenance and acceptance of our internet security product;

•	management of our growth and expansion;

•	rapid technological changes and the introduction of new products and enhancements by new or existing competitors; and

•	a breach in security of our internet security product

     We do not undertake any obligation to publicly update or review any forward-looking statement.

     We caution you that these factors, as well as the risk factors set forth beginning on page 3 in this prospectus, may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict such new risk factors, nor can we assess the impact, if any, of such new risk factors on our businesses or the extent to which any factor or combination of factors may cause actual results to differ materially from those expressed or implied by any forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

     You should carefully read this prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

USE OF PROCEEDS

     This prospectus relates to our common stock to be offered for sale for the account of certain Selling Shareholders who are named under the caption “Selling Shareholders” in this prospectus and any amendment to this prospectus. We will not receive any of the proceeds from the sale of shares of our common stock by the Selling Shareholders.

SELLING SHAREHOLDERS

     The following table sets forth the number of shares of common stock beneficially owned by each Selling Shareholder as of April 29, 2004 and the number of shares of common stock covered by this prospectus and the percentage of total shares of common stock that the Selling Shareholder will beneficially own upon completion of this offering. This table assumes that all of the Selling Shareholders will offer for sale all of the shares of common stock covered by this prospectus, however we cannot be certain that they will do so. In fact, certain of the shares covered by this prospectus have not yet been issued and represent potential earnout consideration for certain Selling Shareholders. These shares will not be issued and available for sale until such earnout consideration is earned.

     The shares were originally issued (or are to be issued) in connection with our acquisition of webwasher AG, a corporation organized under the laws of the Federal Republic of Germany, pursuant to Stock Purchase and Sale Agreement whereby CyberGuard purchased all of the outstanding shares of capital stock of webwasher AG. Pursuant to the acquisition, the holders of shares of webwasher AG common stock and certain holders of options and other rights to acquire equity interests in webwasher AG common stock received an aggregate of (i) 3,133,929 shares of CyberGuard Common Stock and (ii) $8,097,020.24 in cash. The shares issued include 334,383 shares that are held by CyberGuard in escrow pursuant to certain price adjustment provisions of the acquisition agreement. In addition, an aggregate of up to 982,829 additional shares of CyberGuard common stock may be issued pursuant to the earnout provisions of the acquisition and the issuance of these shares is subject to, among other things, the attainment of certain revenue goals. The shares are being offered pursuant to the Registration Rights Agreement between CyberGuard and the Selling Shareholders dated as of April 29, 2004.

     The common stock offered by this prospectus may be offered from time to time by the Selling Shareholders named below, or by any of their respective pledgees, donees, transferees or other successors in interest. The Selling Shareholders will receive all of the proceeds from the sale of shares of common stock under this prospectus. To our knowledge, unless otherwise noted below, none of the Selling Shareholders has, within the past three years, held any position or office or had any material relationship with us other than solely in their capacity as stockholders. Each of the Selling Shareholders acquired the shares being offered under this prospectus in the ordinary course of business and at the time of acquisition no selling stockholder had direct or indirect agreements or understandings with any person to distribute such shares.

     None of the Selling Shareholders is an affiliate of a broker-dealer. Information about the Selling Shareholders may change from time to time. Any changed information will be set forth in prospectus supplements or post-effective amendments, if required by applicable law.

      The Selling Shareholders listed in the table do not necessarily intend to sell any of their shares. Selling stockholders may decide to sell only a portion of the common stock offered by them pursuant to this prospectus or may decide not to sell any common stock offered by them pursuant to this prospectus. We filed the registration statement, which includes this prospectus, because of registration rights granted to certain of the Selling Shareholders, not because any of the stockholders had expressed an intent to immediately sell their shares. The issuance of our common stock to the Selling Shareholders was not registered under the Securities Act, in reliance upon the exemptions set forth in Regulation S and Regulation D contained in the Rules promulgated under of the Securities Act of 1933 as amended.

     We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 23,498,265 shares of common stock outstanding on February 9, 2004. For information on the procedure for sales by Selling Shareholders, read the disclosure under the heading “Plan of Distribution” below.”

	Number of Shares	Number of Shares	Shares Owned After the Offering
	Owned Before the	That May Be Sold
Name of Selling Shareholder	Offering (2)	Pursuant Hereto	Number (3)	Percent(1)
Siemens Venture Capital GmbH (4)	1,296,058	1,296,058	0	4.7%
Aureus Capital Partners Limited (5)	1,633,724	1,633,724	0	5.9%
TecVenture Partners TGZ Fonds I GmbH & Co. KG (6)	539,145	539,145	0	1.9%
Gary Taggart	36,693	36,693	0	*
Edward Ackroyd	2,361	2,361	0	*
Christoph Alme	523	523	0	*
Ralf Athens	523	523	0	*
Cyrille Badeau	1,871	1,871	0	*
Silvia Beller	4,129	4,129	0	*
Yann Berson	972	972	0	*
Frank Berzau	4,935	4,935	0	*
Michael Betz	6,274	6,274	0	*
Michael Böhnisch	523	523	0	*
Oliver Borchers	842	842	0	*
Jurgen Borchert	1,871	1,871	0	*
Peter Borgolte	3,672	3,672	0	*
Udo Bretz	2,150	2,150	0	*
Roland Cuny	97,829	97,829	0	*
Sascha Dubbel	748	748	0	*
Doris Fiala	972	972	0	*
Thomas Friedrich	748	748	0	*
Susanne Frost	523	523	0	*
Gerd Giese	523	523	0	*
Heiko Giesselmann	1,871	1,871	0	*
Chris Hearn	523	523	0	*
Ralf Horstmann	2,235	2,235	0	*
Willi Inderst	1,871	1,871	0	*
Klaus Kaul	972	972	0	*
Robert Klemme	523	523	0	*
Marina Kopper	2,090	2,090	0	*
Stephan Krafft	2,324	2,324	0	*
Tim Lange	3,344	3,344	0	*
Marek Lewkowicz	523	523	0	*
Nilesh Mangaonkar	523	523	0	*

	Number of Shares	Number of Shares	Shares Owned After the Offering
	Owned Before the	That May Be Sold
Name of Selling Shareholder	Offering (2)	Pursuant Hereto	Number (3)	Percent(1)
Andrei Martinow	972	972	0	*
Sean McCue	972	972	0	*
Dorothea Monkos	748	748	0	*
Kevin Monvoisin	523	523	0	*
Sumir Mullick	523	523	0	*
Elke Plattmann	748	748	0	*
Christophe Rey	1,871	1,871	0	*
Michael Schneider	523	523	0	*
Jan Schnellbacher	2,968	2,968	0	*
Roland Scholz	523	523	0	*
Bart-Jan Schuman	748	748	0	*
Benita Sieben-Ostmann	2,620	2,620	0	*
Tatyana Somina	246	246	0	*
Martin Stecher	44,295	44,295	0	*
Dirk Straube	523	523	0	*
Kevin Thiele	1,871	1,871	0	*
Alexandra Zymla	795	795	0	*
Jobst Heinemann	90,227	90,227	0	*
Dr. Horst Joepen	201,513	201,513	0	*
Christian A. Matzen	101,935	101,935	0	*
Berni Lörwald	3,392	3,392	0	*
Wiebke Höschen	3,814	3,814	0	*

(1)	The percentage of common stock to be owned by the Selling Shareholder is denoted with an asterisk if less than 1 percent.

(2)	The amounts listed in this column include shares that may be issued pursuant to certain earnout provisions and shares held in escrow pursuant to certain price protection provisions and assume the maximum number of earnout shares will be issued.

(3)	The amounts listed in this column assume that the Selling Shareholders will sell all of the shares of common stock listed in column 2.

(4)	The officers of Siemens Venture Capital GmbH, who share voting and dispositive power over the shares, are Bjoern Christensen, Thomas Kolbinger, Rudolf Hamann, Dr. Uwe Albrecht and Sabine Zindera.

(5)	Aureus Capital Partners Limited holds and manages the shares on behalf of Mach II Limited Partnership, Mach Capital Limited Partnership, Invision AG, Nextech Venture AG, Dr. Rainer Rueppel, Dr. Bernd Pfister, Georg Steiger, Martin Staub, Martin Ankli, Beat Jeckelmann, Infinity Holdings Ltd., Fred Langhammer and Fridley Technologies Ltd. The officers of Aureus Capital Partners Limited, who share voting and dispositive power over the shares, are Frank Becker, Andrew Wignall, Keith MacKenzie and Peter Donnelly.

(6)	The shares held by TecVenture Partners TGZ Fund I GmbH & Co. KG are managed by its General Partner, TecVenture Partners GmbH. Edward M. Stadum, as Managing Director, and Erkan Kilicaslan, as Prokurist, each have voting and dispositive power over the shares.

     The preceding table represents the holdings by the Selling Shareholders based upon the Company’s best knowledge as of May 10, 2004. The Selling Shareholders identified above may have sold, transferred or otherwise disposed of in transactions exempt from the requirements of the Securities Act, all or a portion of their common stock since the date as of which the information in the preceding table is presented. Information concerning the Selling Shareholders may change from time to time, which changed information will be set forth in supplements to this prospectus if and when necessary. Because the Selling Shareholders may offer all or some of the common stock that they hold, we cannot give an estimate as to the amount of common stock that will be held by the Selling Shareholders upon the termination of this offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

     The common stock is being registered to permit the resale of such securities by the holders of such securities from time to time after the date of this prospectus. We are required to keep the Registration Statement on Form S-3 of which this prospectus is a part effective until the earlier of (i) the date when the selling stockholders have sold all of the shares registered on the underlying Registration Statement, or (ii) the date on which all such shares may be sold pursuant to the provisions of Rule 144 under the Securities Act in one three month period were they not held by an “affiliate” (as defined in Rule 144 under the Securities Act, or any successor rule thereof) of the Company. We will not receive any of the proceeds from the sale by the selling stockholders of the common stock. We will bear the fees and expenses incurred in connection with our obligation to register the common stock. These fees and expenses include registration and filing fees, printing expenses and fees and disbursements of our counsel and independent accountants. However, the selling stockholders will be solely responsible for all fees and expenses of any counsel retained by any of them and all underwriting discounts and commissions and agent’s commissions, if any. The selling stockholders may offer and sell common stock from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices.

     Such sales may be effected by a variety of methods, including the following:

•	In market transactions on the NASDAQ National Market;

•	In privately negotiated transactions;

•	Through the writing of options;

•	In a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Through broker-dealers, which may act as agents or principals;

•	Directly to one or more purchasers;

•	Through agents; or

•	In any combination of the above or by any other legally available means.

     In connection with the sales of common stock, other than as may be restricted pursuant to the Registration Rights Agreement, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the offered securities, short and deliver the common stock to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell such securities.

     If a material arrangement with any underwriter, broker, dealer or other agent is entered into for the sale of any common stock through a secondary distribution or a purchase by a broker or dealer, or if other material changes are made in the plan of distribution of the common stock, a prospectus supplement will be filed, if necessary, under the Securities Act disclosing the material terms and conditions of such arrangement.

To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders. Selling stockholders may decide to sell only a portion of the common stock offered by them pursuant to this prospectus or may decide not to sell any common stock offered by them pursuant to this prospectus. In addition, any selling stockholders may transfer, devise or give the common stock by other means not described in this prospectus. Any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholder under this prospectus.

     The selling stockholders and any underwriters, broker-dealers or agents participating in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of common stock by the selling stockholders and any commissions received by any such underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act. If any selling stockholder were deemed to be an underwriter, that selling stockholder may be subject to statutory liabilities, including, but not limited to, those under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     The selling stockholders and any other person participating in the distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholder and any other relevant person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. All of the above may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

     Under the securities laws of certain states, the common stock may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with. Each selling stockholder should consult its counsel regarding the application of the states’ Blue Sky or securities law in connection with sales of the common stock.

LEGAL MATTERS

     The validity of the common stock offered hereby will be passed on for us by Boult, Cummings, Conners and Berry, PLC, 414 Union Street, Suite 1600, Nashville, Tennessee 37219.

EXPERTS

     The consolidated financial statements of CyberGuard Corporation included in our annual report on Form 10-K for the year ended June 30, 2003, and the consolidated financial statements of SnapGear, Inc. included in our current report on

Form 8-K/A, each of which are incorporated by reference in this prospectus, have been audited by Grant Thornton LLP, independent auditors. These financial statements are incorporated by reference in this prospectus in reliance on Grant Thornton LLP’s reports, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the Commission will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission prior to the termination of this offering under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

(1)	The description appearing under the caption “Description of Capital Stock,” included as a part of our Registration Statement on Form S-3, File No. 333-04407, filed under our former name, Harris Computer Systems Corporation, with the Commission on May 23, 1996, as amended by Amendment No. 1 to Registration Statement on Form S-3/A filed with the Commission on June 24, 1996, and as further amended by Amendment No. 2 to Registration Statement on Form S-3/A filed with the Commission on July 15, 1996.

(2)	Annual Report on Form 10-K for the year ended June 30, 2003, filed with the Commission on August 28, 2003.

(3)	Amended Annual Report on Form 10-K for the year ended June 30, 2003, filed with the Commission on October 23, 2003.

(4)	Current Report on Form 8-K filed with the Commission on October 23, 2003.

(5)	Current Report on Form 8-K filed with the Commission on November 13, 2003.

(6)	Quarterly Report on Form 10Q for the quarter ended September 30, 2003, filed with the Commission on November 14, 2003.

(7)	Current Report on Form 8-K filed with the Commission on December 4, 2003.

(8)	Current Report on Form 8-K filed with the Commission on January 5, 2004.

(9)	Current Report on Form 8-K filed with the Commission on January 27, 2004.

(10)	Amended Current Report on Form 8-K filed with the Commission on February 5, 2004.

(11)	Quarterly Report on Form 10Q for the quarter ended December 31, 2003, filed with the Commission on February 12, 2004.

(12)	Current Report on Form 8-K filed with the Commission on April 26, 2004.

(13)	Current Report on Form 8-K filed with the Commission on May 12, 2004.

     Upon your request, we will provide to you, at no cost, a copy of any or all of the information that has been incorporated by reference in this prospectus. You may request a copy of these filings by writing to us or telephoning us at the following address:

CyberGuard Corporation
2000 West Commercial Boulevard
Suite 200
Fort Lauderdale, Florida 33309
(954) 958-3900
Attention: Secretary

WHERE YOU CAN FIND MORE INFORMATION

     We intend to file annual, quarterly, and special reports, proxy statements, and other information with the Commission. Copies of such material can be inspected and may be copied at prescribed rates at the public reference room maintained by the Commission at the Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may contact the public reference room via e-mail at

publicinfo@sec.gov or via telephone at 202-942-8090. You may contact the Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission also maintains a website that contains information filed electronically by us. The address of the Commission’s website is http://www.sec.gov. Our common stock is listed on the NASDAQ National Market and certain of our filings with the Commission are also available through the NASDAQ Stock Market, Inc. website at http://www.nasdaq.com.

     This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the Commission under the Securities Act, with respect to the securities offered in this prospectus. This prospectus does not contain all the information that is in the registration statement. We refer to the registration statement and to the exhibits to such registration statement for further information with respect to CyberGuard and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of the material provisions of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the registration statement and the exhibits to such registration statement are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated fees and expenses in connection with the issuance and distribution of the securities being registered hereunder.

Commission Registration Fee	$5,159.00
Accounting Fees and Expenses	$2,000.00
Legal Fees and Expenses	$5,000.00
Miscellaneous	$1,000.00

Total	$13,159.00

     All amounts are estimated except for the Commission registration fee.

Item 15. Indemnification of Directors and Officers.

     In accordance with Section 607.0831 of the Florida Business Corporation Act or Florida BCA, which mandates the elimination of a director’s personal liability except under certain circumstances, Article XII of our Articles of Incorporation (“Article Twelve”) provides that directors of CyberGuard will not be personally liable to CyberGuard or its shareholders for monetary damages for breach of fiduciary duty as director, except to the extent that such exemption from liability or limitation thereof is not permitted under the Florida BCA as currently in effect or as it may hereafter be amended. Under Section 607.0831 of the Florida BCA, as in effect on the date hereof, a director remains personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management’s policy, if the director breached or failed to perform his duties as a director and the director’s breach of, or failure to perform, those duties constitutes: (i) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) a violation of Section 607.0834 of the Florida BCA, which proscribes directors from voting for or assenting to the payment of dividends and stock repurchases or redemptions under certain circumstances; (iv) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interests of the corporation or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission that was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

     Article Twelve provides that any future repeal or amendment of its terms (including any amendment or repeal of this Article Twelve made by virtue of any change in the Florida BCA) will not adversely affect any rights of directors existing thereunder with respect to acts or omissions occurring prior to such repeal or amendment.

     Pursuant to authority conferred by Section 607.0850 of the Florida BCA, Section 6.4 of our Bylaws mandates that CyberGuard’s directors, officers, and employees be indemnified to the fullest extent permitted by law for all expenses relating to any action, suit or proceeding, whether civil, criminal, or administrative (i) by reason of the fact that such person is or was a director, officer, or employee of CyberGuard or (ii) by reason of the fact that, while such person is or was a director, officer, or employee of CyberGuard, such person is or was serving at our request as a director, officer, or employee of another enterprise. Indemnification is available only where the person seeking indemnification has (i) acted in good faith and (ii) in a manner he reasonably believed to be in, or not opposed to, the best interests of CyberGuard with respect to the claim against him. With respect to a criminal action or proceeding, such person must also have had no reasonable cause to believe his conduct was unlawful. Section 607.0850(3) of the Florida BCA requires that, to the extent such director, officer, or employee has been successful on the merits or otherwise in defense of such proceeding, the Company indemnify such person against expenses actually or reasonably incurred by him or her in connection with the proceeding.

     Section 607.0850(6) of the Florida BCA permits CyberGuard to pay those expenses incurred by an officer or director in defending a civil or criminal proceeding in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the corporation. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the Board of Directors deems appropriate. Section 6.4 of the Bylaws requires CyberGuard to pay or reimburse all expenses, including attorney’s fees, incurred by any such person in defending any such action, suit or proceeding upon receipt by CyberGuard of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by CyberGuard.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors and officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16. Exhibits.

     The following exhibits are included in this registration statement:

Exhibit
No.		Exhibit Description
2.1	—	Stock Purchase and Sale Agreement dated April 25, 2004 by and between CyberGuard Corporation, webwasher AG and the shareholders of webwasher AG (2)
4.1	—	Form of Shareholder Rights Plan (1)
4.2	—	Form of Share Holding Agreement between Concurrent Computer Corporation and the Company(3)
4.3	—	Registration Rights Agreement dated April 29, 2004 between CyberGuard Corporation and the shareholders described therein (2)
5.1	—	Legal Opinion of Boult, Cummings, Conners and Berry, PLC
23.1	—	Consent of Boult, Cummings, Conners and Berry, PLC, contained in the Legal Opinion attached as Exhibit No. 5.1.
23.2	—	Consents of Grant Thornton LLP, Independent Certified Public Accountants
24.1	—	Power of Attorney appointing Patrick J. Clawson and Michael D. Matte as attorney-in-fact and agent (contained on the signature page)

(1)	Incorporated herein by reference to Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form 10 dated September 29, 1994, File No. 0-24544.

(2)	Incorporated by reference to the Company’s Form 8-K filed with the Commission on May 12, 2004.

(3)	Incorporated herein by reference to the Company’s Registration Statement on Form S-3 dated May 23, 1996 (File No. 333-04407).

Item 17. Undertakings.

     (a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida, on May 10, 2004.

CYBERGUARD CORPORATION
By:	/s/ Patrick J. Clawson
Patrick J. Clawson
Chairman and Chief Executive Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Patrick J. Clawson and Michael D. Matte, and each of them acting individually, his or her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any and all registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title
/s/ Patrick J. Clawson Patrick J. Clawson	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)
/s/ Michael D. Matte Michael D. Matte	Chief Financial Officer and Vice President of Finance (Principal Financial and Accounting Officer)
/s/ David L. Manning David L. Manning	Director
/s/ William G. Scott William G. Scott	Director
/s/ William D. Rubin William D. Rubin	Director
/s/ Peter Howard Peter Howard	Director
/s/ Daniel Moen Daniel Moen	Director
/s/ Kenneth C. Jenne, II Kenneth C. Jenne, II	Director